EXHIBIT 99.1

AMARC AND FREEPORT ARE PLANNING A SIGNIFICANT 2025 DRILL PROGRAM IN THEIR JOY DISTRICT,

INCLUDING AT THE HIGH GRADE COPPER-GOLD-SILVER AURORA DISCOVERY

May 29, 2025, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSXV: AHR; OTCQB: AXREF) is pleased to announce that planning in collaboration with Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), ahead of a significant 2025 drill program, is well advanced. Drilling is planned to be focused at the Company’s new, high grade, gold-rich porphyry copper-gold-silver (“Cu-Au-Ag”) AuRORA Deposit, the PINE Deposit and the Twins and Canyon Discoveries as well as several high potential and drill-ready Cu-Au Deposit Targets across the  JOY District (or “JOY” or the “District”) in north-central British Columbia (“BC”). Comprehensive exploration of the JOY District is indicating high potential for the development of a major Cu-Au district, hosting multiple important scale deposits.

Freeport is fully funding work programs at JOY, and has provided notice under the Mineral Property Earn-In Agreement (the “Agreement”) (see Amarc release May 12, 2021) that it has invested CAD $35 million, under an accelerated time frame, and earned an initial 60% interest in the JOY District. The 2025 program of CAD $10 million is subject to Freeport electing to proceed to fund an additional CAD $75 million in exploration and development programs under Stage 2 of the Agreement, which election is anticipated by Amarc to be made during the third quarter of 2025. At Freeport’s request, Amarc has agreed to continue managing all aspects of the exploration work programs.

High Grade Cu-Au-Ag AuRORA Deposit

The impressive AuRORA Deposit Discovery, announced earlier this year, is located within the expansive approximately 4 km2 Northwest Gossan (“NWG”) Target, an area within the 495 km2 JOY District that had not previously been drill tested; much of the NWG Target remains unexplored. AuRORA is characterized by its high grades, near-surface location and excellent lateral and vertical continuity (see table below, and Amarc releases January 17, 20 and February 28, 2025). Importantly, AuRORA remains open to further expansion.

Following completion of discovery hole JP24057, Amarc began systematically stepping out, drilling with three core rigs along six 100 m spaced sections to start outlining the exciting AuRORA Cu-Au-Ag discovery, and confirm its high grade potential. None of these drill sections were completed as the Amarc team had to demobilize from the Centerra Gold Inc.’s Kemess Mine Camp by mid-October 2024, which was scheduled to be winterized at that time. The AuRORA deposit currently extends over 600 m by 500 m and remains open to lateral expansion.

The grade range encountered so far in AuRORA drill intersections is higher than that mined historically by Northgate Mineral Corp. at the Kemess South deposit (218 MT at 0.63 g/t Au and 0.21% Cu1) in the Kemess Mining District located immediately to the south of the JOY mineral claims. Centerra Gold Inc., which owns and is currently advancing the Kemess District, has recently reported Au and Cu resources for the Kemess Open Pit (Indicated of 111.7 Mt grading 0.27 g/t Au, 0.14% Cu and 1.19 g/t Ag), Kemess Underground (139.9 Mt grading 0.50 g/t Au, 0.25% Cu and 1.90 g/t Ag) and Kemess East deposits (Indicated of 93.4 Mt grading 0.39 g/t Au, 0.30% Cu and 1.66 g/t Ag)2. Members of the Amarc team were the first to recognize the porphyry potential of the Kemess area within the Toodoggone, and discovered and transacted the Kemess South Deposit in 1996. Additionally, members of the Amarc team have collectively worked on all nine known porphyry deposits in the Toodoggone-Kemess region, providing a significant local knowledge advantage.

1 Golder Associates, “Technical Report for the Kemess Underground Project and Kemess East Project, BC,” for AuRico Metals Ltd., July 2017

2 Centerra website: www.centerragold.com; as at December 24, 2024; cut off for Kemess OP is NSR cutoff of C$12.92/t; NSR shut off valve of C$22.92/t Kemess UG and Kemess East for block cave UG method. Amarc’s qualified person has been unable to verify this information and the information is not necessarily indicative of the mineralization on the JOY property.

1

Highlights from the AuRORA DEPOSIT Discovery Drill Holes Include:

Drill Hole	Int.[1,2,3] (m)	From (m)	Incl.	Au (g/t)	Cu (%)	Ag (g/t)	CuEQ[4] (%)
JP24057	82	18		1.24	0.38	2.47	1.08
	42	58	Incl.	1.97	0.49	3.58	1.61
JP24059	271	24		0.98	0.25	1.93	0.81
	171	24	Incl.	1.32	0.34	2.62	1.09
	89	106	and	2.29	0.46	3.65	1.76
JP24071	212[5]	21		1.36	0.40	3.35	1.18
	108	104	Incl.	2.38	0.60	5.17	1.96
JP24074	162	69		2.19	0.63	6.95	1.90
	147	84	Incl.	2.40	0.69	7.60	2.08
	108	111	and	3.09	0.82	8.99	2.59
	81	135	and	3.69	0.92	9.72	3.04
JP24060	130	74		2.40	0.61	5.33	1.98
	81	104	Incl.	3.58	0.85	7.36	2.89
JP24063	132	70		1.01	0.30	2.80	0.88
	99	103	Incl.	1.17	0.33	3.15	1.00
JP24068	192	47		0.52	0.25	2.63	0.56
	83	104	Incl.	0.75	0.34	3.77	0.78
JP24073	219	102		0.98	0.24	2.01	0.80
	131	102	Incl.	1.40	0.34	2.81	1.13
	95	138	and	1.62	0.37	2.94	1.28
JP24075	266	34		1.24	0.31	3.42	1.02
	109	37	Incl.	2.41	0.51	5.27	1.89
JP24080	132	137		1.87	0.63	5.22	1.71
	90	167	Incl.	2.53	0.81	6.45	2.26
JP24083	204	74		0.74	0.28	3.86	0.72
	51	157	Incl.	1.51	0.53	6.47	1.41

Notes to Table:

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.

Copper equivalent (CuEQ) calculations use metal process prices of: Cu US$4.00/lb, Au US$1800/oz., and Ag US$24/oz. and conceptual recoveries of: Cu 85%, Au 72% and 67% Ag. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ% = Cu% + ((Au g/t * (Au recovery / Cu recovery) * (Au $ per oz./31.1034768 / Cu $ per lb. * 22.04623)) + ((Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz./ 31.1034768 / Cu $ per lb. * 22.04623)).

5.	Drill hole JP24071 interval 179-182 m comprised broken ground, no core was recovered, and it was therefore averaged at zero grade.
6.	Further details are available in Amarc’s January 17, 20, and February 28, 2025 releases.

2

Other JOY District Potential – Twins Discovery, Canyon Discovery, PINE Deposit and a Pipeline of High Potential Cu-Au Deposit Targets

Amarc has also established nine other large (up to 7 km2) sulphide systems at JOY, mainly located approximately 15 km to the southeast of the AuRORA Discovery (see Amarc release February 28, 2025). Drilling to date in three of these sulphide systems - Twins, PINE and Canyon - has intersected important porphyry Cu-Au mineralization. The highly prospective Twins discovery, made in 2024, represents Amarc’s third new Cu-Au porphyry system discovery in three years of drilling with Freeport in the JOY District.

New scientific information gleaned from the AuRORA Discovery, the Twins and Canyon Discoveries, PINE Deposit and several other large-scale sulphide systems and targets across the JOY District is being further assessed, and these systems along with newly emerging deposit targets will require additional drilling. Deposit targets have been established through systematic exploration including 290 line-km of property wide Induced Polarization ground geophysics surveying, the collection and analyses of 8,400 soil and 1,540 rock samples, and geological mapping and prospecting.

About Amarc Resources Ltd

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC.  By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned JOY, DUKE and IKE porphyry Cu±Au Districts located in different prolific porphyry regions of northern, central and southern BC, respectively.  Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts are located in proximity to industrial infrastructure – including power, highways and rail.

Amarc’s exploration is led by an internationally successful team of experienced geologists specializing in porphyry Cu-Au deposits. Members of this team have been involved in and have tracked porphyry Cu-Au exploration advancements in the Toodoggone region since 1990. Their experience and early recognition of the porphyry potential at the NWG Target in terms of a shallowly overburden covered and underexplored transitional epithermal-porphyry geological setting, led to the discovery of the Au-rich AuRORA porphyry Cu-Au-Ag Deposit.

Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. ("Boliden"), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of up to $110 million and $90 million, respectively. Together this provides Amarc with potentially up to $200 million in non-share dilutive staged funding for these Districts. Amarc has completed an initial self-funded drilling program at its higher grade Empress Cu-Au Deposit in the IKE District. Amarc is the operator of all programs.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery, development and transaction success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, AuRORA, PINE, IKE and DUKE.  From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

3

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development.  We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration.  In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events.  All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person

Mark Rebagliati, P.Eng, a Qualified Person (“QP”) as defined by National Instrument 43-101, has reviewed and approved all technical and scientific information related to the JOY Project contained in this news release. Mr. Rebagliati is not independent of the Company.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

4